# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TERAWULF INC., CIK 0001083301
CUSIP: 88080T104
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 9 Federal Street, Easton, Maryland (MD), 21601
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0000950142-21-004159
Filed by CIK 0001877252
Persons authorized to receive notices and communications: c/o Stammtisch Investments LLC, 9 Federal Street, Easton, Maryland (MD), 21601, 410-770-9500

## Reporting persons
- Stammtisch Investments LLC (CIK 0001877252): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,098,883; shared voting power 0; sole dispositive power 2,098,883; shared dispositive power 0; aggregate amount beneficially owned 2,098,883 (0.5% of the class)
- Paul B. Prager: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,984,880; shared voting power 0; sole dispositive power 26,984,880; shared dispositive power 0; aggregate amount beneficially owned 26,984,880 (7% of the class)
- Lucky Liefern LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 654,706; shared voting power 0; sole dispositive power 654,706; shared dispositive power 0; aggregate amount beneficially owned 654,706 (0.2% of the class)
- Heorot Power Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (0% of the class)
- Allin WULF LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,971,778; shared voting power 0; sole dispositive power 1,971,778; shared dispositive power 0; aggregate amount beneficially owned 1,971,778 (0.4% of the class)
- Beowulf Electricity & Data Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 260,513; shared voting power 0; sole dispositive power 260,513; shared dispositive power 0; aggregate amount beneficially owned 260,513 (0% of the class)
- Riesling Power LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,100,000; shared voting power 0; sole dispositive power 21,100,000; shared dispositive power 0; aggregate amount beneficially owned 21,100,000 (5.5% of the class)
- Paul B. Prager 2020 Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,100,000; shared voting power 0; sole dispositive power 21,100,000; shared dispositive power 0; aggregate amount beneficially owned 21,100,000 (5.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: TERAWULF INC.
Address of issuer's principal executive offices: 9 Federal Street, Easton, Maryland (MD), 21601
Comment: This Amendment No. 14 ("Amendment No. 14") amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022, Amendment No. 4 thereto, filed with the Commission on October 14, 2022, Amendment No. 5 thereto, filed with the Commission on December 16, 2022, Amendment No. 6 thereto, filed with the Commission on February 3, 2023, Amendment No. 7 thereto, filed with the Commission on March 10, 2023, Amendment No. 8 thereto, filed with the Commission on June 28, 2023, Amendment No. 9 thereto, filed with the Commission on August 1, 2023 Amendment No. 10 thereto, filed with the Commission on August 30, 2023, Amendment No. 11 thereto, filed with the Commission on September 22, 2023, and Amendment No. 12 thereto filed with the Commission on October 24, 2023, and Amendment No. 13 thereto filed with the Commission on October 10, 2024 (the "Schedule 13D") and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company ("Stammtisch"), (ii) Mr. Paul B. Prager, (iii) Lucky Liefern LLC ("Lucky Liefern"), (iv) Heorot Power Holdings LLC ("Heorot"), (v) Allin WULF LLC ("Allin WULF"), (vi) the Beowulf Electricity & Data Inc. Employee Discretionary Trust ("E&D Trust"), (vii) Riesling Power, LLC ("Riesling") and (viii) the Paul B. Prager 2020 Revocable Trust (the "Prager Revocable Trust") (each, a "Reporting Person" and, collectively, the "Reporting Persons"), relating to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. The purpose of this Amendment No. 14 is to add the Prager Revocable Trust as a Reporting Person and to disclose recent transactions identified in Item 3 and Item 6.

## Item 2. Identity and Background
Name of person filing:
Item 2 is amended to add the Prager Revocable Trust as a Reporting Person. Item 2(a) is amended to include the following:

Paul B. Prager 2020 Revocable Trust
Residence or business address:
Item 2(b) is amended to include the following:

The address of the Prager Revocable Trust is c/o Riesling Power LLC, 9 Federal Street, Easton, Maryland 21601.
Present principal occupation or employment:
Item 2(c) is amended to include the following:

The Prager Revocable Trust was formed for estate planning purposes. The Prager Revocable Trust is the sole member of Riesling. Mr. Paul B. Prager is the sole trustee of the Prager Revocable Trust and may be deemed to have the power to direct the voting and disposition of the Common Stock beneficially owned by the Prager Revocable Trust. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Paul B. Prager may be deemed to be a beneficial owner of the Common Stock held for the account of the Prager Revocable Trust.
Criminal convictions in the last five years:
Item 2(d) is amended to include the following:

The Prager Revocable Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is amended to include the following:

The Prager Revocable Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is amended to include the following:

The Prager Revocable Trust is organized under the laws of New York.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 9, 2024, Mr. Prager contributed the interests of Riesling to the Prager Revocable Trust.

On December 24, 2024, Stammtisch transferred 1,000,000 shares of Common Stock to Riesling.

On December 30, 2024, Stammtisch transferred 100,000 shares of Common Stock to Riesling.

## Item 4. Purpose of Transaction
Purpose of transaction: No material change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended as follows:

Reference to percentage ownerships of Common Stock in this Schedule 13D are based on 385,907,681 shares of Common Stock of the Issuer, issued and outstanding as of November 11, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q, dated November 12, 2024.

(a) and (b)

(i) As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 2,089,883 shares of Common Stock (approximately 0.5% of Common Stock), which it holds directly. Stammtisch may be deemed to have sole dispositive power with respect to such shares of Common Stock.

(ii) As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 26,984,880 shares of Common Stock (approximately 7.0% of Common Stock). Of such 26,984,880 shares of Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 894,000 shares he owns directly, 2,198,883 shares of Common Stock by virtue of his position as the sole manager and president of Stammtisch, 654,706 shares of Common Stock by virtue of his position as the managing member of Lucky Liefern, 5,000 shares of Common Stock by virtue of his position as the sole managing member of Heorot, 1,971,778 shares underlying warrants held by Allin Wulf, 260,513 shares held by Beowulf E&D and 21,000,000 shares of Common Stock by virtue of his position as the sole trustee of the Prager Revocable Trust, which is the sole member of Riesling. Mr. Paul B. Prager may be deemed to have sole voting power and sole dispositive power with respect to all such 26,984,880 shares of Common. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of Common Stock.

(iii) As of the date of this Schedule 13D, Lucky Liefern may be deemed the beneficial owner of 654,706 shares of Common Stock (approximately 0.2% of Common Stock), which it holds directly. Lucky Liefern may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.

(iv) As of the date of this Schedule 13D, Heorot may be deemed the beneficial owner of 5,000 shares of Common Stock (approximately 0.0% of Common Stock), which it holds directly. Heorot may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.

(v) As of the date of this Schedule 13D, Allin WULF may be deemed the beneficial owner of 1,971,778 shares of Common Stock (approximately 0.4% of Common Stock) underlying warrants it holds directly. Allin Wulf may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.

(vi) As of the date of this Schedule 13D, Beowulf E&D may be deemed the beneficial owner of 260,513 shares of Common Stock (approximately 0.0% of Common Stock), which it holds directly. Beowulf E&D may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.

(vii) As of the date of this Schedule 13D, Riesling may be deemed the beneficial owner of 21,100,000 shares of Common Stock (approximately 5.5% of Common Stock), which it holds directly. Riesling may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.

(vii) As of the date of this Schedule 13D, the Prager Revocable Trust may be deemed the beneficial owner of 21,100,000 shares of Common Stock (approximately 5.5% of Common Stock), by virtue of its position as the sole managing member of Riesling. The Prager Revocable Trust may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Item 3 above is incorporated herein by reference.

As of the date of this Amendment No. 14, a total of 1,100,000 shares of Common Stock are held in one or more brokerage accounts subject to customary collateral arrangements

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement among the Reporting Persons.

## Signatures
- Stammtisch Investments LLC: /s/ Paul B. Prager, President and Manager (12/31/2024)
- Paul B. Prager: /s/ Paul B. Prager, Paul B. Prager (12/31/2024)
- Lucky Liefern LLC: /s/ Paul B. Prager, Managing Member (12/31/2024)
- Heorot Power Holdings LLC: /s/ Paul B. Prager, Managing Member (12/31/2024)
- Allin WULF LLC: /s/ Paul B. Prager, President (12/31/2024)
- Beowulf Electricity & Data Inc.: /s/ Paul B. Prager, President (12/31/2024)
- Riesling Power LLC: /s/ Paul B. Prager, President (12/31/2024)
- Paul B. Prager 2020 Revocable Trust: /s/ Paul B. Prager, Trustee (12/31/2024)